ON POINT RESOURCES, LLC

3602 S. Garland Rd.
Enid, OK 73703
580-822-1145

2/1/21

US Energy Corporation
675 Bering, Ste. 100
Houston, TX 77057

Attn: Ryan Smith, CEO

Re: USEG 2020YE Reserve Report "as of" 1/01/21

Dear Ryan:

As per your request, I have evaluated remaining reserves for properties in Louisiana, North Dakota, New Mexico, Oklahoma, Texas, and Wyoming. This report includes 41 operated properties acquired effective December 1, 2020 of the fourth quarter from Newbridge Resources, LLC. The economic value as of January 1, 2021 uses the 4Q2020 average SEC price forecast assumptions confirmed by industry websites and documented in attachment. A summary table with each well's value along with other reports including the calculation of average OPEX through 11/30/20 and price differentials are attached in support this evaluation. This report is organized by USEG Region rather than by state as previously organized.

PROVED RESERVE VALUE "As Of" January 1, 2021

Total Proved Res	**(PV10%)**	**$ 8,662,382**	**(975,745 BO & 1,676,948 MCF Net)**

PDP RESERVE VALUE "As Of" January 1, 2021

Gulf Coast PDP	(PV10%)	$ 2,290,586	(182,955 BO &	0 MCF Net)
ND Bakken PDP	(PV10%)	$ 2,471,041	(410,444 BO &	491,978 MCF Net)
Other PDP	(PV10%)	$ 458,621	(36,667 BO &	28,193 MCF Net)
South TX PDP	(PV10%)	$ 742,424	(109,538 BO &	606,093 MCF Net)
West TX PDP	(PV10%)	$ 1,830,912	(131,263 BO &	550,684 MCF Net)
Total PDP Reserves	**(PV10%)**	**$ 7,793,584**	**(870,877 BO &**	**1,676,948 MCF Net)**

PDNP RESERVE VALUE "As Of" January 1, 2021

Gulf Coast PDNP	(PV10%)	$ 242,725	(54,917 BO &	0 MCF Net)
West TX PDNP	(PV10%)	$ 626,073	(49,951 BO &	0 MCF Net)
Total PDNP Reserves	**(PV10%)**	**$ 868,797**	**(104,868 BO &**	**0 MCF Net)**

USEG - 2020 YE SEC Price Forecast

	SEC $/BO	SEC $/MCF
1/1/2020	$61.06	$2.05
2/1/2020	$51.56	$1.85
3/1/2020	$44.76	$1.73
4/1/2020	$20.31	$1.69
5/1/2020	$19.78	$1.69
6/1/2020	$35.44	$1.60
7/1/2020	$39.82	$1.69
8/1/2020	$40.27	$1.75
9/1/2020	$42.76	$2.24
10/1/2020	$38.72	$1.63
11/1/2020	$35.79	$3.04
12/1/2020	$44.55	$2.88
2020 YE Avg	**$39.57**	**$1.99**

Per R-S 1st of Month WTI & HH

DISTRIBUTION OF VALUE BY USEG REGION


USEG 1/1/21 PDP PV(10%) $M
$2,290.586
$1,830.912
$742.424
$458.621
$2,471.041
ND BAKKEN
GULF COAST
WEST TX
SOUTH TX
OTHER

DISTRIBUTION OF VALUE BY OPERATOR


USEG 1/1/21 PDP PV(10%) $M
27.9%
17.0%
6.2%
29.4%
5.6%
3.2%
2.4%
2.2%
1.2%
1.2%
0.4%
0.7%
0.2%
0.2%
0.8%
0.9%
0.3%
NEWBRIDGE
ZAVANNA
CIMAREX
CONTANGO
BASS
CML
MARATHON
CONOCO
PIONEER
NEW HORIZON
WHITING
MUREX
LEGACY
EOG
BRUIN
AMPLIFY
WCS
PETRO-HUNT
XTO
SLAWSON

USEG REGION	PDP Net MBO		PDP Net MMCF		USEG 1/1/21 PV(10%) $M	
ND BAKKEN	410.444	47.1%	491.978	29.3%	$2,471.041	31.7%
GULF COAST	182.955	21.0%	0.000	0.0%	$2,290.586	29.4%
WEST TX	131.263	15.1%	550.684	32.8%	$1,830.912	23.5%
SOUTH TX	109.538	12.6%	606.093	36.1%	$742.424	9.5%
OTHER	36.677	4.2%	28.193	1.7%	$458.621	5.9%
NEWBRIDGE	182.955	21.0%	0.000	0.0%	$2,290.586	29.4%
ZAVANNA	355.238	40.8%	361.878	21.6%	$2,172.263	27.9%
CIMAREX	103.582	11.9%	197.763	11.8%	$1,326.017	17.0%
CONTANGO	82.138	9.4%	580.872	34.6%	$480.557	6.2%
BASS	36.623	4.2%	0.000	0.0%	$439.794	5.6%
CML	25.336	2.9%	18.697	1.1%	$246.574	3.2%
MARATHON	11.886	1.4%	77.625	4.6%	$186.834	2.4%
CONOCO	0.190	0.0%	274.488	16.4%	$169.961	2.2%
PIONEER	7.509	0.9%	0.809	0.0%	$92.200	1.2%
NEW HORIZON	15.027	1.7%	82.780	4.9%	$90.064	1.2%
WHITING	11.066	1.3%	14.405	0.9%	$67.254	0.9%
MUREX	10.242	1.2%	8.255	0.5%	$60.675	0.8%
LEGACY	8.097	0.9%	0.000	0.0%	$55.900	0.7%
EOG	7.392	0.8%	10.699	0.6%	$34.685	0.4%
BRUIN	3.640	0.4%	2.252	0.1%	$25.201	0.3%
AMPLIFY	0.054	0.0%	28.193	1.7%	$18.828	0.2%
WCS	2.063	0.2%	6.524	0.4%	$15.294	0.2%
PETRO-HUNT	5.613	0.6%	7.957	0.5%	$12.695	0.2%
XTO	1.279	0.1%	3.142	0.2%	$5.175	0.1%
SLAWSON	0.948	0.1%	0.611	0.0%	$3.030	0.0%
Total	870.877		1,676.948		$7,793.584	

Monthly production was updated through 11/30/20 for almost all wells. A rigorous analysis of OPEX is provided as an attachment to this report based on net costs from USEG accounting that were "grossed up" for input into the economics program. OPEX was forecast with fixed and variable costs applied to the producing wells based on analysis of 12 months of costs through 11/30/20. A comparison of current actual costs to 4Q20 forecast OPEX costs is documented and was confirmed by USEG management. Consistent with prior reports, abandonment and salvage costs were not applied for lack of material impact based on analysis of longer well lives and confirmed with USEG management.

Wellhead oil price averaged $35.87/BO throughout the economic life of the properties and included deductions for transportation & quality. Wellhead gas price averaged $2.44/MCF throughout the economic life of the properties and included deductions for marketing, transportation & quality. Supporting documents for price assumptions, differentials and operating costs are included in support of this evaluation.

USEG PRODUCT PRICE DIFFERENTIALS FOR SEC 4Q2021

ST	OPERATOR	Oil 4Q20 Differential $/BO	Gas & NGL 4Q20 Differential %
LA	AMPLIFY	$1.22	25%
ND	BRUIN	-$4.77	79%
ND	EOG	-$6.08	-4%
ND	MUREX	-$5.76	24%
ND	NEW HORIZON	-$8.29	-21%
ND	PETROHUNT	-$3.93	11%
ND	SLAWSON	-$6.96	-19%
ND	WHITING	-$5.29	125%
ND	XTO	-$4.42	-1%
ND	ZAVANNA	-$7.11	64%
NM	CIMAREX	$1.22	25%
NM	CONOCO	$1.22	25%
NM	LEGACY RESERVE	$1.22	25%
NM	MARATHON	$1.22	25%
NM	RAYA	$1.22	25%
OK	CHESAPEAKE	$1.22	25%
TX	CML	-$3.42	-3%
TX	CONTANGO	-$2.50	0%
TX	NEWBRIDGE	-$3.00	-100%
TX	PIONEER	$1.22	25%
TX	WCS	-$2.46	-39%
WY	BASS	$1.22	25%

Proven Developed Oil and Gas reserves, as shown in the E-mailed reports, are reserves that geological and engineering data indicate to be recoverable from known oil and gas reservoirs through existing wells with existing operating methods.

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The title to the property has not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

Information included in this report includes the graphical decline curves, historical and projected production and cash flow economic results, and miscellaneous individual well information. Additional information reviewed will be retained and is available for review at any time. I can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Reserve classifications conform to the 2007 SPE/WPC/AAPG/SPEE Petroleum Resource Management System (SPE-PRMS) which are available for review in a 49 page document at www.spee.org/images/PDFs/ReferencesResources/Petroleum_Resources_Management_System_2007.pdf. A 5 page abbreviated summary of the proved reserve classes is attached to the report.

Sincerely,

Don Jacks

STATE OF TEXAS
DONALD C. JACKS
73499
REGISTERED PROFESSIONAL ENGINEER

Don Jacks, Texas Professional Engineer 73499